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FOR IMMEDIATE RELEASE
PITTSBURGH, PA
April 18, 2007

CONTACT:

Dee Ann Johnson
(412) 456-4410

Ampco-Pittsburgh Announces a 70% Increase In First Quarter Earnings.

Ampco-Pittsburgh Corporation reported a substantial increase in sales and earnings for the first quarter of 2007. This is principally the result of the continued worldwide demand and improved prices for the Corporation’s forged and cast rolling mill rolls.

Sales for the quarter ended March 31, 2007 were 27% higher at $87,740,000 than sales of $68,890,000 a year earlier. Net income improved 70% to $9,465,000 or $0.96 per share from $5,572,000 or $0.57 per share in 2006.

Income from operations approximated $13,785,000 for the three months ended March 31, 2007 compared with $7,664,000 for the same period in 2006.

The outlook for improved earnings from operations continues to be strong. This results from the unprecedented level of orders on hand for forged and cast rolls which has filled the Corporation’s manufacturing capacity into 2009 and beyond that date for certain products.

As a consequence of the improving earnings, the Corporation announced on March 21 an increase in the quarterly dividend from $0.10 to $0.15 per share payable on April 30, 2007.

The matters discussed herein may contain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from expectations. Certain of these risks are set forth in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as well as the Corporation's other reports filed with the Securities and Exchange Commission.

AMPCO-PITTSBURGH CORPORATION
FINANCIAL SUMMARY

	Three Months Ended March 31,
	2007	2006

Sales	$87,740,000	$68,890,000

Income from operations	13,785,000	7,664,000
Other (expense) income - net	(24,000)	636,000

Income before income taxes	13,761,000	8,300,000
Income tax expense	4,296,000	2,728,000

Net income	$9,465,000	$5,572,000

Earnings per common share:
Basic	$0.96	$0.57
Diluted	$0.95	$0.56